Exhibit 2

DRYSHIPS INC. CLOSES INITIAL PUBLIC OFFERING

ATHENS, Greece, February 15, 2005 - DryShips Inc. (Nasdaq: DRYS) today announced that on February 8, 2005 it closed its initial public offering and issued 14,950,000 shares of its common stock, including 1,950,000 shares that were issued in connection with the underwriters' exercise of their over-allotment option in full, at the initial offering price of $18.00 per share. DryShips currently has 31,627,778 shares of its common stock outstanding.

Cantor Fitzgerald & Co. acted as lead manager for the offering and the co-managers were Hibernia Southcoast Capital, Oppenheimer & Co., Dahlman Rose & Company and HARRISdirect.

A copy of the final prospectus related to this offering may be obtained from:

Cantor Fitzgerald & Co.
135 East 57th Street
New York, NY 10022
Telephone (212) 829-4803

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, and there shall not be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About DryShips Inc.

DryShips Inc. is an Athens, Greece-based provider of worldwide drybulk cargo transportation services.

Contact:
     Company Contact:
     Christopher J. Thomas
     Chief Financial Officer
     DryShips Inc.
     011-30-210-809-0570
     E-mail: mailto:management@dryships.gr
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     Investor Relations / Media:
     Nicolas Bornozis
     President
     Capital Link, Inc. (New York)
     Tel. 212-661-7566
     E-mail: mailto:nbornozis@capitallink.com
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